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Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

On August 26, 2002, Geac issued the following press release.

For Immediate Release

GEAC TO ACQUIRE EXTENSITY

— Acquisition will immediately enhance Geac's suite of financial management solutions while providing the Company access to a high growth market segment —

— Geac to consider share buy back following successful deal closure —

        Markham, ON — August 26, 2002 — Geac Computer Corporation Limited (TSX: GAC), a leading provider of enterprise software and systems, today announced it has entered into a definitive merger agreement to acquire Extensity, Inc. (Nasdaq: EXTN), a leading provider of solutions to automate employee-based financial processes. The acquisition, which follows a strategic alliance agreement signed by both companies in June of 2002, will immediately enhance Geac's suite of financial management solutions. Extensity's Board of Directors has unanimously approved the transaction and agreed to recommend that its shareholders vote in favour of it.

Under terms of the definitive agreement, Extensity shareholders can elect to receive US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock held, subject to adjustment in certain circumstances. Assuming 100% of Extensity shareholders elect to receive cash and assuming the exercise of certain outstanding Extensity options, the total value of the transaction will be approximately US$46.2 million. Based on the closing price for Geac shares on Friday, August 23, 2002, and assuming 100% of Extensity shareholders were to elect to receive Geac shares and the exercise of certain outstanding Extensity options, the total value of the transaction would be approximately US$47.0 million; the ultimate value of the transaction to an Extensity shareholder electing to receive Geac shares will depend on the value of the Geac shares at closing. Additional transaction terms are set out below.

"This acquisition demonstrates our commitment to building the value of our enterprise application systems to meet the demands of our 5,100 enterprise customers worldwide," said Paul D. Birch, President & CEO of Geac. "Extensity's advanced solutions for streamlining employee-based financial processes complements and extends our enterprise application suite. Industry analysts have praised Extensity for its enterprise scalability and use of the latest Web technologies, such as J2EE. This nicely complements Geac's own J2EE architectural framework. Our strategy is clear: we will buy, build or partner in order to introduce innovative technologies to our customers, thus allowing Geac to leverage its large installed base to drive incremental revenue growth."

"In addition, we would like to thank those Extensity shareholders, including Kleiner Perkins Caufield & Byers and Hummer Winblad Venture Partners, who provided their early support in this transaction. We believe it is a reflection of Geac's long-term growth potential that these shareholders are pleased that they will have the opportunity to receive Geac common shares in our transaction," said Mr. Birch.

"Based on our knowledge of Geac, we believe that this acquisition is a solid strategic fit that presents strong opportunities to enhance shareholder value," said Ted Schlein, General Partner of Kleiner Perkins Caufield & Byers. "We look forward to having the opportunity to become Geac shareholders and to participate in this value creation process after this transaction closes."

Upon the successful closing of the acquisition, Geac expects to realize synergies and cost efficiencies promptly through the elimination of certain public company and corporate administration costs. James M. Travers, Geac Senior Vice-President and President of the Americas, will lead the integration process and coordinate the efficient realization of operational and strategic synergies. "With the realization of expected synergies, anticipated top line growth and a strong balance sheet and assuming no more than 9.1 million Geac shares are issued under the transaction, we anticipate this acquisition will be somewhat (approximately 10%) earnings dilutive in the first twelve months following closing of the transaction and accretive to earnings in the following six month period," added Mr. Birch.

"We believe this transaction provides tremendous long-term value to all of Extensity's stakeholders. Our partnership with Geac has already demonstrated that the combination of our products will significantly enhance Geac's capabilities while expanding its reach into a large global market segment. In addition, the acquisition will enable Extensity to expand sales opportunities across Geac's Fortune 500 customer base," said Bob Spinner, President and CEO of Extensity, Inc. "Customers will benefit as Geac will invest in the current Extensity platform and applications as the foundation for extending their enterprise solutions and, over time, offer an even broader selection of financial management applications. Customers will also benefit from the support, global resources and infrastructure of a large corporation focused on delivering high return on investment solutions to their customers. For employees and shareholders, Geac is a global leader in enterprise application solutions with financial strength and long-term prospects for strong growth and further expansion."

High Growth Market Opportunity

Extensity, based in Emeryville, California, is a leading provider of solutions for the automation of employee-based financial processes. To date, Extensity has licensed more than 1,000,000 seats worldwide and possesses an impressive customer list including, Cisco Systems, Chase J.P. Morgan, Merck, AstraZeneca and Office Depot. The two companies already share several customers, including Alliance Capital Management and SUPERVALU, as well as a healthy prospect pipeline. Extensity has annualized revenue of US$20 million, 175 employees, no debt and is expected to hold approximately US$37 million in cash and cash equivalents (representing approximately US$1.47 per basic Extensity share) at September 30, 2002, excluding transaction costs.

Extensity's product suite targets a number of significant markets, including automated business travel and expense reporting, billable and payroll time capture, and procurement. According to recent market statistics provided by IDC, travel and expense management is currently a US$275 million market, expected to grow to more than US$460 million by 2005. IDC also estimates the current market for procurement solutions to be US$1.5 billion rising to an estimated US$2.3 billion in 2005. In a survey recently conducted by Geac, 73% of its customers responded that they would purchase additional applications from Geac if available. In particular, travel and expense management, and time capture applications were identified as products that would be of interest to customers.

Transaction Terms

Under the definitive merger agreement, a Geac subsidiary would be merged with Extensity. Extensity shareholders electing to receive cash (or not making any election) would receive US$1.75 per Extensity common share. Extensity shareholders electing to receive Geac shares would receive 0.627 of a Geac common share for each Extensity common share. Both the amount of cash and the number of Geac shares included in the transaction could be adjusted, downward or upward, depending on the level of Extensity's working capital just before closing. The merger has been structured as a taxable transaction to Extensity shareholders. Holders of approximately 25% of Extensity's shares have agreed to vote for the merger. The merger is subject to customary closing conditions and is expected to close by December 31, 2002.

The Boards of Directors of both companies have received independent fairness opinions respecting the financial terms of the Extensity merger from third party financial institutions. BMO Nesbitt Burns provided the opinion to Geac, and Broadview International LLC advised Extensity. CIBC World Markets also acted as financial advisor to Geac in connection with the transaction.

Share Buy Back

If and after the merger closes, Geac will consider an issuer bid for a portion of its outstanding common shares. Under regulations applicable in the United States, Geac is precluded from commencing any buy back before the merger. Any share buy back would be subject to prior receipt of any required regulatory approvals, and be subject to considerations applicable at the time, including relevant market considerations, the Geac common share trading price and the favourable recommendations of Geac's financial advisors. The method of proceeding with any share buy back has not been determined.

Conference Call Notice

Management from both Geac and Extensity will host a conference call today (Monday, August 26, 2002) at 5:30 pm (ET) to discuss the transaction. The dial in number for the conference call is 1-800-273-9672 or 416-695-5806. A rebroadcast will be available for 7 days following the call at 416-695-5800 or 1-800-408-3053, reference number 1246491.

The call will be audio-cast live and archived for 90 days at www.geac.com. and www.financialdisclosure.ca.

About Extensity

Extensity, Inc. (Nasdaq: EXTN) is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Cisco Systems, Merck, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com.

About Geac

Geac Computer Corporation Limited (TSX: GAC) headquartered in Markham, Canada, is a global provider of business critical software and systems solutions. Geac solutions include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. Geac also provides industry applications to the real estate, restaurant, property, and construction marketplaces, as well as a wide range of applications for libraries, government administration and public safety agencies. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about the respective businesses of Geac and Extensity are more fully discussed in Management's Discussion and Analysis published in each Company's annual report.

Additional Information

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity's stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

Contact Information
GEAC	Extensity
Paul Birch President & CEO Tel: 905.475.0525 x3246 Email: paul.birch@geac.com	Bob Spinner President & CEO Tel: 510.594.5700 Email: bspinner@extensity.com
Dave Mason or Bruce Wigle Investor Relations Tel: 416.815.0700 dmason@equicomgroup.com bwigle@equicomgroup.com	Ken Hahn Chief Financial Officer Tel: 510.594.5700 Email: khahn@extensity.com
Erica Abrams Investor Relations Tel: 415.217.7722 Email: erica@blueshirtgroup.com

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GEAC TO ACQUIRE EXTENSITY